                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1991 |
                                                            --------------------
                          NOTIFICATION OF LATE FILING
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   --------------------
                     [X] Form 10-Q  [_] Form N-SAR          | SEC FILE NUMBER  |
                                                            |     0-11723      |
     For Period Ended:       MARCH 31, 1994                 --------------------
                      ------------------------------------
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 11-K                    |    XXXXXX XX X   |
     [_]  Transition Report on Form 10-Q                    --------------------
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ------------------------------------
- - -------------------------------------------------------------------------------
| Read Instruction (on back page) Before Preparing Form. Please Print or Type.|
|                                                                             |
|  Nothing in this form shall be construed to imply that the Commission has   |
|                 verified any information contained herein.                  |
- - -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- - -------------------------------------------------------------------------------
PART I ---- REGISTRANT INFORMATION

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
- - -------------------------------------------------------------------------------
Full Name of Registrant

- - -------------------------------------------------------------------------------
Former Name if Applicable

5520 LBJ FREEWAY, SUITE 430
- - -------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS  75240
- - -------------------------------------------------------------------------------
City, State and Zip Code

PART II ---- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |  (b) The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
[X] |      will be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    |  (c) The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.

PART III ---- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

    CONCAP EQUITIES, INC. ("CEI") IS THE GENERAL PARTNER OF THE PARTNERSHIP AND 13 AFFILIATED PUBLIC PARTNERSHIPS. SEVERAL OF THE AFFILIATED PARTNERSHIPS HAVE HAD INCREASED REPORTING REQUIREMENTS IN THE PAST YEAR. AS A RESULT, CEI IS UNABLE TO FILE THE PARTNERSHIP'S QUARTERLY REPORT WITHIN THE PRESCRIBED TIME PERIOD.

SEC 1344 (8-89)                                 (Attach Extra Sheets if Needed)

PART IV ---- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       PATRICIA L. CAMPBELL                 214                   702-3200
     ------------------------           -----------          ------------------
              (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [_] No

- - --------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- - --------------------------------------------------------------------------------

                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  MAY 14, 1994                     By  /s/ PATRICIA L. CAMPBELL
      -------------------------------      ------------------------------------
                                             PATRICIA L. CAMPBELL
                                             VICE PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- - ---------------------------------- ATTENTION ----------------------------------
|  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL |
|                       VIOLATIONS (SEE 18 U.S.C. 1001).                      |
- - -------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                -----------------------------------------------
                                  FORM 12B-25
                                  -----------
                          PART IV - OTHER INFORMATION
                          ---------------------------

ITEM 3.
- - -------

                                         FOR THE THREE MONTHS
                                           ENDED MARCH 31,
                                         --------------------
                                          1994          1993
                                         ------        ------
                                            (in thousands)
 Income on investment in Master Loan..  $  85         $  469
 Rental and other revenues............    650            555
                                        -----         ------
 Total revenues.......................    735          1,024
 Total costs and expenses.............   (821)          (895)
                                        -----         ------
 Net income (loss)....................  $ (86)*       $  129
                                        =====         ======

*  As currently estimated.


Significant Changes in Results of Operations
- - --------------------------------------------

For the three months ended March 31, 1994, the Partnership had a net loss of $86,000 compared with net income of $129,000 for 1993. The $215,000 decrease in net income is primarily due to decreased income from the Partnership's Master Loan investment resulting from a $455,000 leasing commission incurred at one of the CCEP/2 office buildings.